November 21, 2024

Sam Wai Hong
Chairman of the Board of Directors
Smart Digital Group Ltd
150 Beach Road #2805/06 Gateway
West Singapore 189720

       Re: Smart Digital Group Ltd
           Registration Statement on Form F-1
           Filed November 12, 2024
           File No. 333-283152
Dear Sam Wai Hong:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Capitalization, page 53

1. We have reviewed your revisions in response to comment 3 and reissue. We note certain Shareholders' Equity amounts and subtotals disclosed in the "actual" column of your capitalization table do not agree with the amounts in your March 31, 2024 balance sheet. Please revise accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 November 21, 2024
Page 2

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Ying Li